UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE DEWEY ELECTRONICS CORPORATION
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

252063102
(CUSIP Number)

Frances D. Dewey
The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box __ .



SCHEDULE 13D
CUSIP No. 252063102

Page 2 of 5 Pages



1
NAME OF REPORTING PERSON:  FRANCES D. DEWEY


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) __
(b)  X

3
SEC USE ONLY

4
SOURCE OF FUNDS:  NOT APPLICABLE

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)  __

6
CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

NUMBER OF SHARS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7
SOLE VOTING POWER:  498,033

8
SHARED VOTING POWER: 0

9
SOLE DISPOSITIVE POWER:  498,033

10
SHARED DISPOSITIVE POWER: 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
498,033

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES __

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.2%


14
TYPE OF REPORTING PERSON: IN





Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of The Dewey Electronics Corporation, a New York corporation (the "Company"). The address of the Company's principal executive offices is 27 Muller Road, Oakland, New Jersey 07436.

Item 2.  Identity and Background

This statement is being filed by Frances D. Dewey ("Mrs. Dewey").
Mrs. Dewey is Chairperson of the Board and Secretary of the Company, and her business address is 27 Muller Road, Oakland, New Jersey 07436.

During the last five years, Mrs. Dewey (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mrs. Dewey is a United States citizen.

Item 3.  Source and Amount of Funds

Not applicable - see the discussion of the Estate Shares in Item 4.

Item 4.  Purpose of Transaction

Mrs. Dewey is the widow of Gordon C. Dewey, co-founder of the Company (with Mrs. Dewey) and its Chairman of the Board and President at the time of his death on May 31, 2002. On June 19, 2002, Mrs. Dewey was appointed temporary administrator of the Estate of Gordon Dewey (the "Estate") by the Surrogate's Court of New York County, and on July 22, 2002 was appointed executor of the Estate in succession to the prior appointment. In such capacities, Mrs. Dewey is the beneficial owner of the 467,203 shares of Common Stock held by the Estate (the
"Estate Shares") and, following satisfaction of certain other legal requirements, will have the power to distribute assets from the Estate to the beneficiaries thereof. Mrs. Dewey is the beneficiary of the Estate Shares.


On June 18, 2002, the Board of Directors of the Company appointed Mrs. Dewey, a director and the Secretary of the Company, to the additional position of Chairperson of the Board. The Board also appointed John H.D. Dewey, a director of the Company, as Acting Chief Executive Officer of the Company. John Dewey is a son of Mrs. Dewey and Gordon Dewey. With the other members of the Board and existing management, he will be formulating recommendations for ongoing Company management. The Board has set a period of approximately six months for this to be accomplished.


Except as set forth above, Mrs. Dewey has no present plans or proposals which would result in or relate to the disposition of the Estate Shares or the other shares of Common Stock beneficially owned by Mrs. Dewey, as reported in Item 5 below, or any of the other transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company

 (a) and (b) Mrs. Dewey beneficially owns 498,033 shares of Common Stock (the "Shares"), consisting of (i) the Estate Shares and
(ii) 30,830 shares of Common Stock of which Mrs. Dewey is the record owner. The Shares represent approximately 37.2% of the 1,339,531 shares of Common Stock outstanding as of June 30, 2002. Mrs. Dewey has sole voting power and sole dispositive power with respect to the Shares.

Mrs. Dewey's son, John H.D. Dewey, a director and the Acting Chief Executive Officer of the Company, beneficially owns 40,617 shares of Common Stock, including 20,308 shares of Common Stock owned of record by a trust for the benefit of the daughter of Mrs. Dewey, of which John Dewey is the sole trustee. Mrs. Dewey disclaims any beneficial interest in such shares.

(c) Transactions in the Common Stock effected during the past 60 days by Mrs. Dewey: see the discussion of the Estate Shares in
Item 4 above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

Except as may be elsewhere described in this statement on Schedule 13D, Mrs. Dewey does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits

None


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Dated:  July 23, 2002



/s/ Frances D. Dewey
Frances D. Dewey